EXHIBIT 99.1

Stantec delivers $0.83 in adjusted diluted EPS for second quarter 2022, a 34% increase, and reaffirms 2022 earnings guidance

EDMONTON, Alberta and NEW YORK, Aug. 10, 2022 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three and six month periods ended June 30, 2022. Unless otherwise indicated, financial figures are expressed in Canadian dollars and comparisons are to the prior period ended June 30, 2021.

Stantec delivered another quarter of increased earnings on the strength of 22.9% net revenue growth. Consistent with the first quarter of this year, every regional and business operating unit delivered organic net revenue growth1 and recent acquisitions generated double-digit growth. Earnings were further enhanced by an 80 basis point increase in project margin. Backlog also continued to grow, increasing organically by 13% since year end 2021 and now stands at a record $5.8 billion. Based on the strength of its performance to date and confidence in the continued execution of its strategic plan, Stantec is reaffirming earnings guidance for the year with full year adjusted diluted earnings1 per share expected to achieve 22% to 26% growth compared to 2021.

“We are very pleased that our operational performance continues to drive record earnings,” said Gord Johnston, President and CEO. “Our backlog has never been higher and the opportunity pipeline remains robust. Significant US Federal funding is moving forward, although it has taken longer than expected, and this will further add to future growth prospects that will accelerate in 2023.”

“The inflationary environment does not seem to be slowing the pace of project opportunities in any meaningful way,” continued Mr. Johnston. “As we engage with our clients, the imperative for tackling the challenges of aging and overloaded infrastructure, climate change, and production capacity constraints is outweighing the effects of inflation. This gives us confidence in our continued ability to meet our financial targets.”

Q2 2022 Highlights

Stantec achieved adjusted diluted EPS of $0.83 in Q2 2022, a $0.21 per share or 33.9% increase from $0.62 in Q2 2021, reflecting strong net revenue growth, solid execution of its strategic growth initiatives, and focused project execution.

  Net revenue increased 22.9% or $208.4 million to $1.1 billion compared to Q2 2021, driven by 9.4% organic growth and 12.4% acquisition growth. Consistent with the first quarter of this year, every one of the regional and business operating units delivered organic growth, most notably in Global and in Water and Environmental Services where organic growth was in the double-digits.
  Project margin increased $119.4 million or 24.7% to $602.7 million as a result of net revenue growth and solid project execution. As a percentage of net revenue, Stantec delivered a 54.0% project margin, an 80 basis point increase from Q2 2021.
  Adjusted EBITDA1 increased $40.1 million or 27.4% to $186.7 million and achieved a margin of 16.7% compared to 16.1% in the prior period, resulting from strong performance across the business.
  Net income decreased 4.0%, or $2.5 million, to $60.7 million, and diluted EPS decreased 3.5%, or $0.02, to $0.55. Acquisition-related expenses (namely integration, depreciation and amortization, and interest expenses), coupled with a net unrealized fair value loss associated with Stantec's equity investments held for self-insured liabilities, more than offset increased project margin and lower income tax expense.
  Adjusted net income1 grew 33.0%, or $23.0 million, to $92.6 million, achieving 8.3% of net revenue compared to 7.7% in Q2 2021, and adjusted diluted EPS increased 33.9% to $0.83 from $0.62 in Q2 2021.
  Contract backlog stands at $5.8 billion at June 30, 2022, a new record reflecting 13.0% organic growth from December 31, 2021. Like net revenue, organic backlog growth was achieved across all Stantec's regional and business operating units. US operations led with 14.8% organic backlog growth. Global's backlog exceeded $1 billion, a high-water mark, reflecting 13.4% organic growth. Infrastructure, Buildings, and Energy & Resources achieved double-digit organic backlog growth. Contract backlog represents approximately 14 months of work—an increase of one month from December 31, 2021.
  Operating cash flows amounted to an outflow of $4.4 million compared to an inflow of $78.2 million in the prior period reflecting the expected disruptions from the Cardno integration, particularly the financial system migration. Cash outflow was also driven by the increased investment in net working capital to support organic revenue growth and an increase in days sales outstanding (DSO).
  Days sales outstanding was 79 days, remaining within Stantec's expectations, and represents an increase of 4 days from 75 days at December 31, 2021.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2022 was 2.0x, remaining within Stantec's internal target range of 1.0x to 2.0x.
  In Q2 2022, Stantec repurchased 625,019 common shares at a cost of $36.7 million under its normal course issuer bid.
  On April 1, 2022, Stantec acquired Barton Willmore, the UK's leading planning and design consultancy firm. This acquisition added approximately 300 team members across the UK providing services for both public and private clients across all development sectors, which strategically complements Stantec's existing business in Infrastructure.
  On August 10, 2022, the Board of Directors declared a dividend of $0.18 per share, payable on October 17, 2022, to shareholders of record on September 29, 2022.

Q2 2022 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2022		2021		2022		2021
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,376.6	123.3%	1,134.0	124.8%	2,690.5	124.2%	2,223.2	124.4%
Net revenue	1,116.7	100.0%	908.3	100.0%	2,166.8	100.0%	1,787.0	100.0%
Direct payroll costs	514.0	46.0%	425.0	46.8%	997.0	46.0%	837.3	46.9%
Project margin	602.7	54.0%	483.3	53.2%	1,169.8	54.0%	949.7	53.1%
Administrative and marketing expenses	431.6	38.6%	341.3	37.6%	857.7	39.6%	682.8	38.2%
Depreciation of property and equipment	14.4	1.3%	13.4	1.5%	28.6	1.3%	26.6	1.5%
Depreciation of lease assets	29.9	2.7%	26.3	2.9%	60.5	2.8%	53.2	3.0%
Reversal of lease asset impairment	(2.6)	(0.2%)	(1.0)	(0.1%)	(2.6)	(0.1%)	(2.6)	(0.1%)
Amortization of intangible assets	26.2	2.3%	13.7	1.5%	50.5	2.3%	27.0	1.5%
Net interest expense	15.4	1.4%	10.6	1.2%	27.8	1.3%	19.9	1.0%
Other	8.4	1.1%	(4.1)	(0.5%)	9.1	0.4%	(8.3)	(0.5%)
Income taxes	18.7	1.4%	19.9	2.1%	32.7	1.5%	37.0	2.1%
Net income	60.7	5.4%	63.2	7.0%	105.5	4.9%	114.1	6.4%
Basic and diluted earnings per share (EPS)	0.55	n/m	0.57	n/m	0.95	n/m	1.02	n/m
Adjusted EBITDA (note)	186.7	16.7%	146.6	16.1%	338.9	15.6%	275.7	15.4%
Adjusted net income (note)	92.6	8.3%	69.6	7.7%	161.0	7.4%	125.7	7.0%
Adjusted diluted EPS (note)	0.83	n/m	0.62	n/m	1.45	n/m	1.12	n/m
Dividends declared per common share	0.180	n/m	0.165	n/m	0.360	n/m	0.330	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the Q2 2022 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q2 2022	Q2 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	291.6	278.0	13.6	—	n/a	13.6	4.9%
United States	565.9	445.0	120.9	62.4	17.6	40.9	9.2%
Global	259.2	185.3	73.9	50.5	(7.5)	30.9	16.7%
Total	1,116.7	908.3	208.4	112.9	10.1	85.4
Percentage Growth			22.9%	12.4%	1.1%	9.4%

Backlog

(In millions of Canadian dollars, except percentages)	Jun 30, 2022	Dec 31, 2021	Total Change	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,264.7	1,169.1	95.6	n/a	95.6	8.2%
United States	3,521.1	3,016.9	504.2	57.9	446.3	14.8%
Global	1,034.6	948.3	86.3	(41.1)	127.4	13.4%
Total	5,820.4	5,134.3	686.1	16.8	669.3
Percentage Growth			13.3%	0.3%	13.0%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, August 11, 2022, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s second quarter performance. The webcast and slide presentation can be accessed at the following link: https://edge.media-server.com/mmc/p/i4emhi93

Participants wishing to listen to the call via telephone may dial in toll-free at 1-888-394-8218 (Canada and United States) or +1-647-484-0475 (international). Please provide confirmation code 8216131 when prompted.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. However, in this news release, the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q2 2022 Management's Discussion and Analysis, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the company's website at stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, management's guidance pertaining to adjusted diluted EPS growth and other financial targets, anticipated US Federal funding (and resulting growth prospects), the impact of an inflationary environment on project opportunities. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations and a slowdown in new opportunities related to COVID-19, the economic impact of the war in Ukraine, decreased infrastructure spending levels, the failure of US infrastructure stimulus spending to materialize, the ability to remain on schedule to complete the integration of Cardno and the recently acquired firms, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2021 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2021 annual report free of charge from the investor contact noted below.

Investor Contact	Media Contact
Jess Nieukerk Stantec Investor Relations Ph: 403-569-5389 jess.nieukerk@stantec.com	Stephanie Smith Stantec Media Relations Ph: 780-917-7230 stephanie.smith2@stantec.com

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Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Net income	60.7	63.2	105.5	114.1
Add back (deduct):
Income taxes	18.7	19.9	32.7	37.0
Net interest expense	15.4	10.6	27.8	19.9
Reversal of lease asset impairment (note 1)	(1.9)	(1.0)	(1.9)	(2.6)
Depreciation and amortization	70.5	53.4	139.6	106.8
Unrealized loss (gain) on equity securities	12.5	(4.3)	18.5	(9.4)
Acquisition, integration, and restructuring costs (note 4)	10.8	4.8	16.7	9.9

Adjusted EBITDA from continuing operations	186.7	146.6	338.9	275.7

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Net income	60.7	63.2	105.5	114.1
Add back (deduct) after tax:
Reversal of lease asset impairment (note 1)	(1.5)	(0.8)	(1.5)	(2.0)
Amortization of intangible assets related to acquisitions (note 2)	15.7	6.8	30.2	13.2
Unrealized loss (gain) on equity securities (note 3)	9.5	(3.3)	14.1	(7.1)
Acquisition, integration, and restructuring costs (note 4)	8.2	3.7	12.7	7.5

Adjusted net income	92.6	69.6	161.0	125.7
Weighted average number of shares outstanding - basic	110,897,590	111,246,823	111,119,211	111,336,576
Weighted average number of shares outstanding - diluted	111,054,142	111,735,116	111,287,552	111,779,412

Adjusted earnings per share
Adjusted earnings per share - basic (note 5)	0.84	0.63	1.45	1.13
Adjusted earnings per share - diluted (note 5)	0.83	0.62	1.45	1.12

See the Definitions section of the Q2 2022 MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The reversal of lease asset impairment for the quarter and the two quarters ended June 30, 2022 includes onerous contracts associated with impairment of $0.7 (2021 - nil). For the quarter ended June 30, 2022, this amount is net of tax of $(0.4) (2021 - $(0.2)). For the two quarters ended June 30, 2022, this amount is net of tax of $(0.4) (2021 - $(0.6)).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2022, this amount is net of tax of $4.9 (2021 - $2.1). For the two quarters ended June 30, 2022, this amount is net of tax of $9.4 (2021 - $4.3).

note 3: For the quarter ended June 30, 2022, this amount is net of tax of $3.0 (2021 - $(1.0)). For the two quarters ended June 30, 2022, this amount is net of tax of $4.4 (2021 - $(2.3)).

note 4: The add back of other costs primarily relates to integration expenses associated with our acquisitions and restructuring costs. For the quarter ended June 30, 2022, this amount is net of tax of $2.6 (2021 - $1.1). For the two quarters ended June 30, 2022, this amount is net of tax of $4.0 (2021 - $2.4).

note 5: Earnings per share calculated in accordance with IFRS disclosed on M-4 of the Q2 2022 MD&A.

1 Adjusted diluted EPS, adjusted EBITDA, adjusted EBITDA margin, organic net revenue growth, and adjusted net income are non-IFRS measures and other financial measures (discussed in the Definitions section of the Q2 2022 MD&A).